                                                                     Exhibit 99

        Each of the New Mountain Funds is a party to an investor rights agreement and a shareholders' agreement, each dated as of April 22,
        2005. The investor rights agreement contains a voting agreement that provides, among other things and subject to certain conditions, that (i)
        New Mountain Partners II, L.P. is entitled to elect up to a majority of the members of the board of directors of the issuer, depending upon the percentage of outstanding common stock and Class A common stock of the issuer held by the New Mountain Funds (subject to the right of Allegheny
        New Mountain Partners, L.P. to designate one director in lieu of a director designated by New Mountain Partners II, L.P.); and (ii) the
        deLaski Shareholders (as described below) are entitled to designate up to two members of the board of directors of the issuer, depending on the percentage of outstanding common stock of the issuer held by the deLaski
        Shareholders. The agreement provides that the New Mountain Funds and the
        deLaski Shareholders shall each vote all of their voting shares to effectuate the election of such directors. The deLaski Shareholders consist of Kenneth E. deLaski, Donald deLaski, Donald deLaski 2007
        Grantor Retained Annuity Trust, David deLaski, Edward Grubb and Kathleen
        Grubb, JTWROS, The Dana Nancy deLaski Irrevocable Trust, The Daphne Jean
        deLaski Irrevocable Trust and the Tena Renken deLaski Revocable Trust.
        The shareholders' agreement provides, among other things, that if the
        New Mountain Funds propose to sell all or any portion of their common stock then certain parties to the agreement, if requested by the New
        Mountain Funds, agree to sell their shares in amounts proportionate to the sale by the New Mountain Funds and, if shareholder approval is required to approve such transaction, to vote all of their shares in favor of the transaction. In addition, the New Mountain Funds are third-party beneficiaries with the right to enforce certain other agreements made between the issuer and other shareholders of the issuer, which contain provisions similar to those contained in the shareholders'
        agreement as described above. As a result, each of the reporting persons may be deemed to be a member of a group pursuant to Rule 13d-5 promulgated under the Securities Exchange Act of 1934 (the "Act"). This filing should not be deemed an admission that any of the reporting persons are, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group, or that any of the reporting persons are the beneficial owner of any securities in excess of the amount in which the reporting persons have a pecuniary interest therein, and the reporting persons disclaim beneficial ownership of any such securities.